December 18, 2012

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention: Linda Cvrkel, Branch Chief

Re:	Federal Signal Corporation
Form 10-K for the Year Ended December 31, 2011
Filed March 14, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed August 3, 2012
Form 8-K Dated September 4, 2012
Filed September 7, 2012
Response dated November 9, 2012
File No. 001-06003

Dear Ms. Cvrkel:

We are in receipt of your comment letter dated November 15, 2012, in response to our letter dated November 9, 2012, and which relates to your earlier comment letter dated October 9, 2012 regarding the following filings of Federal Signal Corporation (the “Company”): Form 10-K for the year ended December 31, 2011, Form 10-Q for the quarter ended June 30, 2012, and Form 8-K dated September 4, 2012. The Company intends to carefully consider and respond to the staff’s comments. As per my discussion with Claire Erlanger on December 17, 2012, I understand that you have extended the date upon which we are required to file our response until and including January 4, 2013. If you have any questions, please contact me at (630) 954-2023 or by email at bwaverley@federalsignal.com. Thank you.

Very truly yours,

FEDERAL SIGNAL CORPORATION

By:	/s/ Braden N. Waverley
Braden N. Waverley, Interim Chief Financial Officer

cc:	Robert M. LaRose, Esq.